13 July 2007

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Government of Yukon Securities Registrar

Dear Sirs/Mesdames:

Re:    Tournigan Gold Corporation (the "Company")
          Technical Report for Kremnica Gold Project Prefeasibility Study – Consent of Author

I, John R.W. Fox, P.Eng., do hereby consent to the public filing of the technical report titled "Kremnica Gold Project Prefeasibility Study" and dated July 5 (the "Technical Report") and to extracts from or summary of the Technical Report in the Company’s news release titled "Tournigan Receives Positive Pre-Feasibility on Kremnica Gold" dated May 29, 2007.

I also confirm that I have read the Company’s May 29, 2007 news release and that it fairly and accurately represents the information in the technical report that supports the disclosure.

Yours truly,
BEACON HILL CONSULTANTS (1988) LTD.

Original Signed and Sealed by

John R.W. Fox, P.Eng.